UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

Sean S. Sullivan

Executive Vice President and Chief Financial Officer

AMC Networks Inc.

11 Pennsylvania Plaza

New York, NY 10001

(212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 4,682,620 shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), held indirectly through Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”), plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Series D-1 preferred stock, par value $0.001 per share (the “Preferred Stock”), of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of Class A, Class B and Class C warrants to purchase Common Stock with an initial exercise date of October 14, 2016 (the “Warrants”) held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the warrants to purchase Common Stock with an initial exercise date of May 20, 2015 (the “2015 Warrants”) held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Robert L. Johnson, The RLJ Companies, LLC and RLJ SPAC Acquisition, LLC (collectively, the “Johnson Entities”) with respect to the Common Stock of the Issuer. As disclosed in Amendment No. 11 to the Statement of Beneficial Ownership on Schedule 13D with respect to the Issuer filed by the Johnson Entities with the Securities and Exchange Commission (the “Commission”) on February 27, 2018 (the “Johnson Schedule 13D”), the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2018 (the “Form 10-Q”), plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to that certain Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, dated as of October 14, 2016, as amended by the First Amendment dated as of January 30, 2017, the Second Amendment dated as of June 16, 2017 and the Third Amendment effective as of May 31, 2018 (the “Credit Agreement”), (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620] shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Programming Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS IFC Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held directly by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held directly by DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held directly by DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held directly by DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

Item 1. Security and Issuer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the Commission on October 18, 2016, as further amended by Amendment No. 1 thereto, filed on June 20, 2017, Amendment No. 2 thereto, filed on June 30, 2017, Amendment No. 3 thereto, filed on October 3, 2017, Amendment No. 4 thereto, filed on January 3, 2018, Amendment No. 5 thereto, filed on January 8, 2018, Amendment No. 6 thereto, filed on February 26, 2018 and Amendment No. 7 thereto, filed on April 2, 2018 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

This Amendment is filed jointly by (i) AMC Networks Inc., a Delaware corporation (“AMC”), (ii) Rainbow Media Holdings LLC, a Delaware limited liability company, (iii) Rainbow Media Enterprises, Inc., a Delaware corporation, (iv) Rainbow Programming Holdings LLC, a Delaware limited liability company, (v) IFC Entertainment Holdings LLC, a Delaware limited liability company, (vi) AMC Digital Entertainment Holdings LLC, a Delaware limited liability company, and (vii) Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”). Each of the entities described in clauses (i) through (vii) of the foregoing sentence may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” DEH is a direct wholly-owned subsidiary of AMC Digital Entertainment Holdings LLC. AMC Digital Entertainment Holdings LLC is a direct wholly-owned subsidiary of IFC Entertainment Holdings LLC. IFC Entertainment Holdings LLC is a direct wholly-owned subsidiary of Rainbow Programming Holdings LLC. Rainbow Programming Holdings LLC is a direct wholly-owned subsidiary of Rainbow Media Enterprises, Inc. Rainbow Media Enterprises, Inc. is a direct wholly-owned subsidiary of Rainbow Media Holdings LLC. Rainbow Media Holdings, LLC is a direct wholly-owned subsidiary of AMC.    The Reporting Persons have entered into a joint filing agreement with respect to the filing of this Schedule 13D, dated July 3, 2018, a copy of which is attached as Exhibit 1 hereto.

The address of the principal executive offices of the Reporting Persons is 11 Pennsylvania Plaza, New York, New York 10001. AMC owns and operates entertainment businesses and assets. AMC classifies its business interests into two operating segments: National Networks and International and Other. National Networks includes activities of AMC’s five programming networks, AMC Studios operations and AMC Broadcasting & Technology. AMC’s national programming networks are AMC, WE tv, BBC AMERICA, IFC and SundanceTV in the U.S.; and AMC and IFC in Canada. AMC’s AMC Studios operations produces original programming for AMC’s programming networks and also licenses such program rights worldwide. AMC Networks Broadcasting & Technology, the technical services business, primarily services most of the national programming networks. International and Other principally includes AMC Networks International (“AMCNI”), AMC’s international programming business consisting of a portfolio of channels in Europe, Latin America, the Middle East and parts of Asia and Africa; IFC Films, AMC’s independent film distribution business; and AMC’s subscription streaming services, Sundance Now and Shudder. AMC conducts its business through its subsidiaries, including each of the other Reporting Persons.

As of July 3, 2018, the name, business address, and present principal occupation or employment of each director, executive officer and controlling stockholder, as applicable, of each of the Reporting Persons (each, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference. Each of the Covered Persons that is a natural person is a citizen of the United States.

None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Covered Persons, has during the last five years been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On July 2, 2018, the Issuer issued 413,709 shares of Common Stock to DEH as payment of interest due to DEH on such date pursuant to that certain Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, dated as of October 14, 2016, as amended by the First Amendment dated as of January 30, 2017, the Second Amendment dated as of June 16, 2017 and the Third Amendment effective as of May 31, 2018 (the “Credit Agreement”).

Item 5. Interest in Securities of the Issuer.

(a)	As of July 3, 2018, each of the Reporting Persons beneficially owns 4,682,620 shares of Common Stock of the Issuer held by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Preferred Stock of the Issuer held by DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held by DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held by DEH, which represents in the aggregate 71.04% of the number of shares of Common Stock outstanding based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in the Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants, and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock as of July 3, 2018; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated into this Item 5(b) by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

(c)	Except for the transactions described in Item 3 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Effective as of May 31, 2018, the Company and DEH entered into a third amendment to the Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, dated as of October 14, 2016 and as previously amended by the First Amendment dated as of January 30, 2017 and the Second Amendment dated as of June 16, 2017 (the “Credit Agreement Amendment”), to reduce the Minimum Cash Balance (as defined in the Credit and Guaranty Agreement) from $3,500,000 to $2,000,000 for the period commencing June 1, 2018 and continuing through September 30, 2018.    Except as expressly set forth in the Credit Agreement Amendment, no other terms of the Credit Agreement were modified. A copy of the Credit Agreement Amendment is attached as Exhibit 2 hereto.

The information set forth in Item 3 of this Amendment is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, by and among the Reporting Persons, dated July 3, 2018.*

2	Third Amendment to the Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, effective as of May 31, 2018.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2018

AMC NETWORKS INC.

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW MEDIA HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW MEDIA ENTERPRISES, INC.

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW PROGRAMMING HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

IFC ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

AMC DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

SCHEDULE A

AMC NETWORKS INC.

Directors

Name	Present Principal Occupation	Present Business Address

William J. Bell	Director, MSG Networks Inc.	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

Charles F. Dolan	Executive Chairman and Director, AMC; Director, The Madison Square Garden company (“MSG”); Director, MSG Networks Inc. (“MSG Networks”)	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

James L. Dolan	Executive Chairman and Interim Chief Executive Officer and Director, MSG; Executive Chairman and Director, MSG Networks	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121 MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

Kristin A. Dolan	Chief Executive Officer, 605, LLC (f/k/a DataCo Ventures LLC)	c/o Knickerbocker Group LLC Two Pennsylvania Plaza New York, New York 10121

Patrick F. Dolan	President, News 12 Networks	One Media Crossways, Woodbury, New York 11797

Thomas C. Dolan	Director, MSG; Director, AMC; Director, MSG Networks	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

Jonathan F. Miller	Chief Executive Officer, Integrated Media Company	c/o AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Brian G. Sweeney	Director, AMC; Director, MSG; Director, MSG Networks	c/o Dolan Family Office 20 Audrey Avenue, 1st Floor Oyster Bay, New York 11771

Vincent Tese	Executive Chairman, FCB Financial Holdings, Inc. (f/k/a Bond Street Holdings, LLC) and its subsidiary Florida Community Bank	c/o Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas, 26th Floor New York, New York 10036

Leonard Tow	Chief Executive Officer, New Century Holdings, LLC	New Century Holdings LLC 50 Locust Avenue New Canaan, Connecticut 06840

David E. Van Zandt	President, The New School; Special General Counsel and Advisor, Artal Group S.A. and The Invus Group, LLC	The New School Alvin Johnson/J.M. Kaplan Building 66 West 12th Street, 8th Floor New York, NY 10011

Carl E. Vogel	Private Investor; Industry Advisor, Kohlberg Kravis Roberts & Co. L.P.	c/o AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Marianne Dolan Weber	President, Heartfelt Wings Foundation Inc.; Director, AMC; Director, MSG	c/o MLC Ventures LLC PO Box 1014 Yorktown Heights, NY 10598

Robert C. Wright	Senior Advisor, Lee Equity Partners LLC (f/k/a Thomas H. Lee Capital)	Lee Equity Partners LLC 610 Fifth Avenue, Suite 605 New York, New York 10020

Executive Officers

Name	Present Principal Occupation	Present Business Address

Charles F. Dolan	Executive Chairman and Director, AMC; Director, MSG; Director, MSG Networks	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

Joshua W. Sapan	President and Chief Executive Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Edward A. Carroll	Chief Operating Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Sean S. Sullivan	Executive Vice President and Chief Financial Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

James G. Gallagher	Executive Vice President and General Counsel, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Christian B. Wymbs	Executive Vice President and Chief Accounting Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Controlling Stockholders

Charles F. Dolan, members of his family and related family entities (the “Dolan Family Group”), by virtue of their ownership of all of the Class B common stock of AMC, are able collectively to control stockholder decisions on matters on which holders of Class A common stock and Class B common stock of AMC vote together as a single class, and to elect up to 75% of AMC’s board of directors. The members of the Dolan Family Group are parties to a stockholders agreement which has the effect of causing the voting power of the Class B stockholders to be cast as a block on all matters to be voted on by holders of Class B common stock. For further information, please see Amendment No. 9 to the Schedule 13D in respect of AMC filed by the Dolan Family Group with the Commission on December 26, 2017.

The Dolan Family Group includes each of the following members: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A (the “CFD 2016 GRAT #1A”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A (the “HAD 2016 GRAT #1A”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney, individually and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust; CFD 2009 Trust; HAD 2009 Trust; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; the Charles F. Dolan 2012 Descendants Trust; the Kathleen M. Dolan 2012 Descendants Trust; the Deborah A. Dolan-Sweeney 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; the Patrick F. Dolan 2012 Descendants Trust; CFD 2010 Grandchildren Trust FBO Aidan Dolan; CFD 2010 Grandchildren Trust FBO Quentin Dolan; CFD 2016 GRAT #1A; and HAD 2016 GRAT #1A.

The reporting persons under the Dolan Family Group Schedule 13D also include the following trustees of Dolan Family Group members (“Other Reporting Trustees”): David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”), as a Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”) and the Charles F. Dolan 2012 Descendants Trust, and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts, and the Charles F. Dolan 2012 Descendants Trust.

The business address of each member of the Dolan Family Group and each Other Reporting Trustee is:

Each of:

Charles F. Dolan;

Helen A. Dolan;

Thomas C. Dolan; and

Deborah A. Dolan-Sweeney:

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

Patrick F. Dolan:

c/o News 12 Networks

One Media Crossways

Woodbury, New York 11797

James L. Dolan and Kristin A. Dolan:

c/o Knickerbocker Group LLC

Attention: Rohit Luthra

PO Box 420

Oyster Bay, New York 11771

Kathleen M. Dolan:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

David M. Dolan:

7 Glenmaro Lane

St. Louis, Missouri 63131.

Mary S. Dolan:

300 So. Riverside Plaza

Suite 1480

Chicago, Illinois 60606.

Trusts:

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Rohit Luthra, PO Box 420, Oyster Bay, New York 11771.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Patrick F. Dolan is a trust established under the laws of the State of Illinois for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Rohit Luthra, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, attention: Rohit Luthra, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Charles F. Dolan 2009 Revocable Trust is a revocable trust established under the laws of the State of New York for the benefit of Charles F. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Helen A. Dolan 2009 Revocable Trust is a revocable trust established under the laws of the State of New York for the benefit of Helen A. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2016 GRAT #1A is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

HAD 2016 GRAT #1A is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

The principal occupation of each individual member of the Dolan Family Group and Other Reporting Trustee is:

Charles F. Dolan is a director of MSG, Executive Chairman and a director of AMC and a director of MSG Networks. AMC’s principal business address is 11 Pennsylvania Plaza, New York, New York 10001. Helen A. Dolan is his wife and is not currently employed. Charles F. Dolan is the Trustee of the CFD 2009 Trust and the CFD 2016 GRAT #1A. Helen A. Dolan is the Trustee of the HAD 2009 Trust and the HAD 2016 GRAT #1A.

James L. Dolan is Executive Chairman of both MSG and MSG Networks and a director of AMC, MSG and MSG Networks. MSG’s principal business address is Two Pennsylvania Plaza, New York, New York 10121.

Thomas C. Dolan is a director of AMC, MSG and MSG Networks. MSG’s principal business address is Two Pennsylvania Plaza, New York, New York 10121.

Patrick F. Dolan is President of News 12 Networks, a subsidiary of Altice NV, a majority owner of Newsday Media, and a director of AMC. News 12 Networks’ principal business address is One Media Crossways, Woodbury, New York 11797.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, Vermont 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of AMC and a director of MSG. AMC’s principal business address is 11 Pennsylvania Plaza, New York, New York 10001.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks and is not currently employed.

David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank of Greater St. Louis, 7305 Manchester Road, Maplewood, Missouri 63143. He is a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust.

Mary S. Dolan is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 E. Jackson Blvd, Suite 500, Chicago, Illinois 60604. She is a Trustee of each of the 2009 Family Trusts, the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust.

RAINBOW MEDIA ENTERPRISES, INC.

The following individuals have been appointed as directors of Rainbow Media Enterprises, Inc.:

Name	Present Principal Occupation	Present Business Address

James G. Gallagher	Executive Vice President and General Counsel, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Sean S. Sullivan	Executive Vice President and Chief Financial Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

RAINBOW MEDIA HOLDINGS LLC

RAINBOW MEDIA ENTERPRISES, INC.

RAINBOW PROGRAMMING HOLDINGS LLC

IFC ENTERTAINMENT HOLDINGS LLC

AMC DIGITAL ENTERTAINMENT HOLDINGS LLC

DIGITAL ENTERTAINMENT HOLDINGS LLC

The following individuals have been appointed as executive officers of each of Rainbow Media Holdings LLC, Rainbow Media Enterprises, Inc., Rainbow Programming Holdings LLC, IFC Entertainment Holdings LLC, AMC Digital Entertainment Holdings LLC and Digital Entertainment Holdings LLC:

Name	Present Principal Occupation	Present Business Address

Joshua W. Sapan	President and Chief Executive Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Edward A. Carroll	Chief Operating Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Sean S. Sullivan	Executive Vice President and Chief Financial Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

James G. Gallagher	Executive Vice President and General Counsel, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Christian B. Wymbs	Executive Vice President and Chief Accounting Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001